Exhibit 99.4

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
New Discoveries in the Moho-Bilondo License in the Republic of the Congo
Paris, January 25, 2011 — Total announces discoveries from the Bilondo Marine 2 and 3 wells (BILDM-2 and BILDM-3), drilled in a water depth of 800 metres in the central area of the Moho-Bilondo license, approximately 70 kilometres offshore the Republic of the Congo. They follow the successful exploration wells Moho Nord Marine 1 and 2 drilled in 2007.
Bilondo Marine 2 and 3 were drilled to a total depth of around 1,800 metres in the Tertiary series and flowed successfully. The Bilondo Marine 2 and 3 wells encountered a gross reservoir of 77 and 44 metres respectively. Neither well encountered water.
The latest discoveries confirm Total’s confidence that an additional development hub is emerging as a direct extension of phase 1 which is already producing in the southern part of the Moho-Bilondo license. This first phase, brought on stream in 2008, was the first ultra-deepwater field to be developed in the Republic of the Congo. The field is currently producing 90,000 barrels per day from 13 subsea wells tied into a floating production unit (FPU). The oil is exported to the onshore Djeno terminal.
Total E&P Congo is the operator with a 53.5% interest in the license, alongside Chevron Overseas Congo Ltd. (31.5%) and Société Nationale des Pétroles du Congo (15%).
Total Exploration & Production in the Republic of the Congo
Present in the Republic of the Congo since 1968, Total is the country’s leading oil producer. Total E&P Congo operates nine of the 21 fields developed, accounting for nearly 60% of national output. The Group’s net equity production averaged 106,000 barrels of oil equivalent per day in 2009.
Total Exploration & Production’s main assets in the Republic of Congo are:
•	The Moho Bilondo license (Total 53.5%, operator).

•	Nkossa (Total 53.5%, operator) in which work began in 2005 has maintained the field’s production level at 50,000 barrels per day.

•	The Libondo project (Total 65%, operator), a satellite of Yanga, where development has been under way since October 2008, and which field will be brought on stream in January 2011. The Pointe-Noire construction yard was awarded some of the contracts to build the offshore installations, leading to the creation of around 1,000 direct and indirect local jobs.

•	The Mer Très Profonde Sud (MTPS) license (Total 40%, operator), in which Total is continuing to explore.

•	The Joint Development Zone between Congo and Angola (Total 37%) — on which the partners have decided to begin front end engineering and design for the Lianzi project.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
In the Republic of the Congo, as in all countries where it operates, Total fully recognizes its responsibilities to local communities and in the area of environmental protection. The Group is supporting long-term projects in the country focused on education, health, local economic development and the environment.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com